

July 9, 2015

Vincent Tianquan Mo
Chief Executive Officer
SouFun Holdings Limited
F9M, Building 5, Zone 4, Hanwei International Plaza
No. 186 South 4th Ring Road
Fengtai District, Beijing 100070
The People's Republic of China

> **Re: SouFun Holdings Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed April 28, 2015**
> **File No. 001-34862**

Dear Mr. Mo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2014

Item 5. Operating and Financial Review and Prospects

Key Operating and Financial Performance Metrics, page 55

1. We note from your disclosures on page 39 that you had 151,337 and 190,168 paying subscribers to your basic listing services as of December 31, 2014 and 2013. Please tell us your consideration of disclosing the average revenue per paying subscriber for each period presented. In addition, tell us your consideration of disclosing the number of new paying agent subscribers and the retention rates for existing paying agent subscribers for each period presented. This appears to be important information necessary to understanding your business and results of operations. We refer you to Items 5A and 5D of Form 20-F and Section III.B of SEC Release 33-8350.

Results of Operations

Revenues, page 70

2. We note from your disclosures that marketing service revenues are derived from advertising services, which include banners, links, logos and floating signs on your websites and mobile apps. Please tell us your consideration of providing price and volume disclosures such as the number of paid clicks or impressions and average cost per click or impression for each period presented. We refer you to the guidance in Item 5(A)(1) of Form 20-F.

Item 15. Controls and Procedures, page 107

3. Please confirm to us definitively whether there has been any change in your internal control over financial reporting identified during the period that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. If there has been such a change, please provide us with a comprehensive description of the change. In addition, please confirm that you will clearly state in all future annual reports whether there were any such changes in your internal control over financial reporting pursuant Item 15(d) of Form 20-F.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

4. We note that your auditors audited the company's internal control over financial reporting based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Tell us how this framework is consistent with the framework used by management, which used the 1992 framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the company's internal control over financial reporting. Refer to PCAOB Auditing Standard No. 5, paragraph 5, for further guidance.

Note 2. Summary of Significant Accounting Policies

Earnings per Share, page F-36

5. Please tell us your consideration of providing disclosures to indicate whether the Class B ordinary shareholders have the legal ability to cause the Board of Directors to declare unequal dividends to the holders of Class A and Class B ordinary shares, notwithstanding the likelihood of that occurring. We refer you to the guidance in Item 8(A)(8) of Form 20-F and ASC 260-10-55.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Staff Attorney, at (202) 551-3579 or Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief